UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at April 16, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman
Date: April 30, 2008

* Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street, Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.rockwelldiamonds.com

ROCKWELL ACQUIRES MIDDLE ORANGE RIVER
ALLUVIAL DIAMOND OPERATIONS & PROJECTS FROM THE TRANS HEX GROUP

April 16, 2008, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) is pleased to announce details regarding the completion of the acquisition of the Trans Hex Middle Orange River Operations and Projects, which are located adjacent to Rockwell's Wouterspan mining operation on the Middle Orange River in the Northern Cape Province of South Africa.

In early 2007, Rockwell and Trans Hex Group Limited ("Trans Hex"), through its wholly owned subsidiary Trans Hex Operations (Pty) Ltd ("THO"), announced that the companies had entered into an agreement whereby Rockwell's wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd ("Rockwell RSA"), would acquire two open pit alluvial diamond mines (Saxendrift and Niewejaarskraal) currently on care and maintenance, and three alluvial diamond exploration projects (Kwartelspan, Zwemkuil-Mooidraai, and Remhooget-Holsloot) referred to collectively as the Middle Orange River Operations ("MORO") from Trans Hex (the "Transaction"). Pursuant to the terms of the Transaction, Trans Hex would transfer all its relevant mineral rights and associated assets into a new special purpose vehicle ("Saxendrift SPV") which Rockwell would acquire via Rockwell RSA.

To complete the Transaction, Rockwell will pay Trans Hex approximately ZAR115.5 million in cash and interest, and assume liabilities for previous staff retrenchments of approximately ZAR4.7million for a total consideration of approximately ZAR120.2 million (CDN$15.7 million). Trans Hex has effectively provided an amount to Rockwell of ZAR7.8 million in environmental guarantees for previous mining and prospecting liabilities which have been assumed by Rockwell as part of its plan to re-process and rehabilitate material from previously mined areas and tailings sites on the Saxendrift property, and to mine and rehabilitate remaining areas of undisturbed in-situ alluvial deposits. Funds for the purchase of the Trans Hex MORO were set aside from Rockwell's 2007 capital raising.

The Transaction was subject to certain conditions precedent including:

•The unconditional approval of South Africa's Competition Commission;

•Consents by South Africa's Minister of Minerals and Energy ("DME") to the cession and transfer of the underlying mining and prospecting rights pertaining to the MORO to the Saxendrift SPV and the acquisition by Rockwell of the shares in Saxendrift SPV;

•-Satisfactory provision by Rockwell of financial undertakings to THO to secure and complete the transaction;

•Completion by Rockwell to its satisfaction of a mineral title due diligence investigation;

•Development and acceptance of the audited balance sheet of Saxendrift SPV at the effective date meeting specified criteria.

The suspensive conditions to the Transaction have been fulfilled and the Transaction was completed on Friday 11 April, 2008. Registration of transfer to Saxendrift SPV of the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects has already been obtained. Cession of the Niewejaarskraal mining right is still awaited at this time from the DME, and the Remhoogte prospecting right is in the process of being renewed. Both companies are confident that these rights will be awarded pending which the funds of R26.8 million allocated for their purchase will continue to be retained in an interest-bearing Trust account. Once the DME has issued the necessary cession and renewal documents, these rights will also be transferred to Rockwell RSA via the special purpose vehicle and the funds in Trust released to Trans Hex.

The immediate benefits to Rockwell anticipated from the Transaction include the following:
•          A substantially increased resource base;
•          The immediate addition and rapid re-commissioning of the Saxendrift alluvial diamond mine which has a history of large diamond production;
•          An increase in Rockwell's monthly carat production over and above the 2007 average of about 2,000 carats per month;
•          A reduction in operating costs by spreading overhead costs across additional mines rather than the current 3 operations; and
•          The optimization of the Company's earth-moving fleet.

For additional details on the mineral rights, resources and equipment that were acquired through the Transaction please refer to Rockwell's March 12, 2007 news release.

John Bristow, President and CEO of Rockwell said:

"We are pleased to have completed this important transaction and to have mobilized our Project Development Team to Saxendrift as of Monday 14th April. This acquisition provides us with the opportunity to add value for shareholders by considerably expanding our resource base, increasing our diamond production, optimizing our existing infrastructure, capitalizing on operational synergies between the adjacent Saxendrift and Wouterspan operations, and consolidating all of the existing material Middle Orange River Operations and Projects.

The acquisition will position Rockwell as the dominant operator in the Middle Orange River area, and it is also another key step in our strategy to become a significant African diamond development and mining company."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statement
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.